Interups Inc.
                        2360 Corporate Circle, Suite 400
                            Henderson, NV 89074-7722

                                                               December 21, 2012

Securities and Exchange Commission
Washington, DC 20549
Attn: Barbara C. Jacobs, Assistant
      Director

     Re: Interups Inc.- Registration Statement on Form S-1
         Amendment No. 2
         File No. 333-182956

Dear Ms. Jacobs;

     Interups Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated November 26, 2012 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on November 2, 2012.

     In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term "our" or "we" as used herein refers to the Company):

General

1. Given your response to prior comment 2, we are unable to agree that you do not qualify as a shell company. We note that you have conducted no operations and earned no revenues as of the date of your most recent financial statements. We further note that your balance sheet reports only current assets, which are in an amount that will not support your anticipated capital expenditures for the next 12 months. Please include disclosure in your revised document that it may be determined that you are a shell company and the implications of such a determination.

Response: We have revised the Amended Registration Statement throughout to clarify that the Company is a shell company and to caution investors as to the highly illiquid nature of an investment in the Company's shares. Disclosure has been added to the prospectus to discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also, the Risks Factors section has been revised accordingly.

Prospectus Summary, page 3

2. We note your disclosure on page 3 where you state that "In the opinion of our independent auditor on our financial statements as of August 31, 2012, our auditors have indicated that there is substantial doubt about our ability to continue as a going concern." We note, however, that your independent auditors have only opined on the financial statements through May 31, 2012. Please explain further or revise the disclosures throughout your filing accordingly.

Response: We have revised our disclosure to provide that our independent registered public accounting firm has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

Selected Financial Data, page 4

3. Revise your selected financial data disclosures to show that stockholders' equity at August 31, 2012 was a deficit ($2,256).

Response: We have revised selected financial data disclosures to show that stockholders' equity at August 31, 2012 was a deficit ($2,256).

Risk Factors

"The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934...", page 10

4. We note your revisions made in response to prior comment 6. Include disclosure briefly explaining how the reports you will file as a Section 15(d) reporting company will differ from the reports you would be required to file as a reporting company under Section 12 of the Exchange Act.

Response: The Amended Registration Statement has been revised in accordance with the comments of the SEC to explain that a Section 15(d) reporting company is not subject to all the reports required to be filed by a reporting company under
Section 12.

"We will not be required to provide management's assessment of our annual report", page 12

5. It is unclear why the above risk factor heading relates to the requirement of management to provide an assessment of your annual report, but the related risk factor disclosure discusses that you will not have to provide an attestation report of your independent registered public accounting firm so long as you are a smaller reporting company. Please advise or revise so that the risk factor heading adequately describes the related risk factor disclosure.

Response: We have revised our risk factor to provide that even after we have ceased to be an emerging company, we will not have to provide an attestation report of our independent registered public accounting firm for as long as we are a smaller reporting company.

6. As a related matter, we refer to risk factors numbers 30 and 31. Revise each risk factor heading and the related risk factor disclosure so that it describes exactly how these risks could affect the information that is provided to investors.

Response: We have eliminated these two risk factors as the risks inherent in the information being provided as a reporting issuer are adequately provided in the risk factors.

Dilution, page 13

7. Please revise to provide dilution information as of the most recent balance sheet date included in the filing.

Response: We have revised to provide dilution information as of the most recent balance sheet date included in the filing.

8. Please revise the $50,000 funding column of your dilution table to reflect the correct offering price of $0.01.

Response: We have revised our dilution table to reflect the correct offering price of $0.01.

Description of Business

Our Services, page 19

9. We refer to prior comment 8. In the description of the services you plan to offer, you state that will sell "[y]our own goods at a discounted price." Revise your document to include a materially complete description of the goods you will sell. Describe the discounted price business model and include all required information set forth in Item 101(h)(4) of Regulation S-K as applicable. In this regard note your disclosure under "Source of Inventory."

Response: We have revised the disclosure in accordance with the comments of the Commission.

10. We note your response to prior comment 15. You disclose in your revised document that you will charge merchants a commission percentage fee from the deals sold through your website. You also disclose that you will retain commissions of one-half of the proceeds from the voucher sales pursuant to your agreement with SIA Olira. Clarify whether you anticipate the terms of the agreement with SIA Olira to be the standard terms of the agreements you will enter into with other merchants.

Response: We have clarified that our agreement with SIA Olira represents standard terms of agreement we will enter with merchants.

Signatures, page II-4

11. We refer to prior comment 20 and note that the paragraph preceding the signature on behalf of Interups continues to deviate from the language that is set forth in Form S-1. As such, we reissue prior comment 20 and remind you that you should not qualify the signature of the company with the certification that the company has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1.

Response: We have revised the paragraph in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563
Tel: (516) 887-8200, Fax: (516) 887-8250
david@dlubinassociates.com

Thank you.

Sincerely,

/s/ Romanas Bagdonas
---------------------------
Romanas Bagdonas


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